September 28, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Michael R. Clampitt, Senior Counsel

Re:	First BanCorp. Registration Statement on Form S-1 Filed August 24, 2011 File Number: 333-176469
Dear Mr. Clampitt:
          This letter responds to your letter dated September 15, 2011 (the “Staff’s Second Comment Letter”) to First BanCorp. (the “Corporation”) regarding the above referenced filing. Set forth below in italics are the comments contained in the Staff’s Second Comment Letter, together with our responses.
Form S-1 filed August 24, 2011
General
1.	We note your response to comment 1 in our letter dated August 30, 2011. In particular, we note your reliance on the guidance with respect to concurrent private and public offerings in Securities Act Release No. 8828 (Aug. 3, 2007) and the staff’s related guidance in C&DI — Securities Act Sections, Question 139.25. Since this guidance

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

applies only in the specific situation of concurrent public and private offerings, please tell us why you believe this guidance is applicable to your specific situation. In your response, please address Release No. 8828, note 122, and C&DI — Securities Act Sections, Question 134.02.
Response: The Corporation’s September 12, 2011 letter (the “First Response Letter”) in response to the Staff’s letter dated August 30, 2011 (the “Staff’s First Comment Letter”) relied on the Commission’s guidance with respect to concurrent private and public offerings in Securities Act Release No. 8828 (Aug. 3, 2007) (“Release No. 8828”)1 and the related guidance in Question 139.25 in the Staff’s “Compliance and Disclosure Interpretations — Securities Act Sections” (“CDIs”). In our view, such guidance applies when an issuer has filed and not withdrawn a registration statement for an offering. The pendency of such a registration statement “constitutes a general solicitation for that securities offering.”2 In our situation, the Corporation entered into agreements in which investors agreed to buy the Corporation’s common stock (the “Acquisition Agreements”) in a private sale (the “Private Placement”) under the Securities Act of 1933, as amended (the “Act”), after the Corporation filed the registration statement on Form S-1 on September 16, 2010 for a public offering (the “Registration Statement”) and before it withdrew the Registration Statement on June 28, 2011. Until its withdrawal, the pending Registration Statement represented an on-going

[1]	Revisions of Limited Offering Exemptions in Regulation D, 72 Fed. Reg. 45,116 (Aug. 10, 2007).

[2]	CDI Question 134.02 states that “[t]he filing of a registration statement for a specific securities offering (as contrasted with a generic shelf registration) constitutes a general solicitation for that securities offering, thus rendering Section 4(2) unavailable for the same offering.”

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

“general solicitation” even though the Corporation stopped marketing the public offering in December 2010.
     Comment No. 1 in the Staff’s Second Comment Letter suggests that the guidance in Release No. 8828 and CDI Question 139.25 is only applicable if a company is marketing both a public and private offering at the same time. Nothing in Release No. 8828 or CDI Question 139.25 states that the guidance is so limited or even that it is only applicable if both a public offering and a private offering are completed. To the contrary, Release No. 8828 focuses on whether the registration statement is “pending,” not whether the marketing of a public offering is on-going or a public offering is ultimately completed. In CDI Question 139.25, the Staff states that the guidance in Release No. 8828 “focuses on how the investors in the private offering are solicited — whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.” As long as a registration statement has not been withdrawn, it could “serve as a general solicitation” and the guidance in Release No. 8828 and CDI Question 139.25 is applicable.
     We believe that CDI Question 134.02 and footnote 122 of Release No. 8828 are not applicable to our situation. The question in CDI Question 134.02 is whether an issuer can complete a private placement immediately after a registration statement for the same offering has been withdrawn. The Staff said “No” and explained that the “filing of a registration statement for a specific securities offering . . . constitutes a general solicitation for that securities offering, thus rendering Section 4(2) unavailable for the same offering.” Quoting

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

footnote 122, CDI Question 134.02 provides that “the Commission or a court could find a violation of Section 5 . . . where a company commences a registered offering and seeks to complete that offering through a private placement, except in those circumstances specified in Securities Act Rule 155.” Together, footnote 122 and CDI Question 134.02 are explaining that a private offering cannot be completed after the withdrawal of a registration statement for the same offering except in accordance with the provisions of Rule 155.3
     In our case, the Corporation withdrew the Registration Statement after it executed the Acquisition Agreements. The Corporation’s last marketing efforts for the public offering were in December 2010. In January 2011, the Corporation’s Board of Directors decided against recommencing such marketing efforts and decided to seek to sell shares privately. At that time, however, the Corporation did not know whether its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler”), might recommend that it recommence marketing efforts under the Registration Statement. Therefore, the Registration Statement was pending when, in January 2011, the Corporation and its financial advisor commenced discussing the Private Placement with investors that had been approached in the Spring or Summer of 2010. The Corporation withdrew the Registration Statement on June 28, 2011 when it had Acquisition Agreements for the sale of $515 million of common stock. Since the

[3]	We disagree with that suggestion in footnote 122 and CDI Question 134.02 because the Commission has made clear that Rule 155 is a non-exclusive safe harbor. In Securities Act Release No. 7943, “Integration of Abandoned Offerings” (Jan. 26, 2001), 66 Fed. Reg. 8887 (Feb. 5, 2001) (the “Rule 155 Release”), the Commission stated that “[i]f the issuer offers the securities privately within the 30 days following withdrawal of the registration statement . . . traditional integration analyses, including the five-factor test, would determine whether the registered offering and the private offering would be integrated.” Accordingly, a company may be able to complete a private placement within 30 days of the withdrawal of a registration statement.

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

Registration Statement was pending when the Corporation executed the Acquisition Agreements, it is our view that the guidance in Release No. 8828 and CDI Question 139.25 is applicable to determine whether the pending Registration Statement constituted a “general solicitation” that would foreclose the availability of Section 4(2) for the Private Placement.
     As we stated in the First Response Letter, CDI Question 139.25 provides that “a substantive, pre-existing relationship between the investors and the company [means that] the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” The investors in the Private Placement are all institutional investors that had relationships with the Corporation or its financial advisors before the Registration Statement was filed. Therefore, the pending Registration Statement did not foreclose the availability of Section 4(2).
     Given the applicability of Release No. 8828 and CDI Question 139.25, the five-factor integration analysis is not applicable to the Private Placement and the abandoned public offering. Moreover, the risks to investors intended to be addressed by the Commission’s integration doctrine are not present in our situation. The Commission explained the basis for the integration doctrine in the Rule 155 Release:
The integration doctrine, which has existed since 1933, prevents an issuer from improperly avoiding registration by artificially dividing a single offering so that Securities Act exemptions appear to apply to the individual parts where none would be available for the whole. Improper reliance on an exemption can harm investors

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

by depriving them of the benefits of full and fair disclosure or of the civil remedies that flow from registration for material misstatements and omissions of fact (footnotes omitted).[4]
More recently, the Commission reiterated the investor protection underpinning for the integration doctrine. In Release No. 8828, the Commission stated as follows:
While we recognize the burdens that the integration doctrine places on capital formation, improper reliance on exemptions from registration harms investors by depriving them of the benefits of full and fair disclosure and the civil remedies that flow from registration. [5]
Further, the Commission designed Rule 155(c), the safe harbor from integration of an abandoned public offering and a private offering, to “assure that the private offering is separate and distinct from the registered offering and that offerees in the private offering are aware that the legal benefits and protections in the private placement differ from those in the registered offering” and “[t]o avoid confusion between the offerings.”6
     In our situation, the reliance on Section 4(2) in the Private Placement has not and will not harm any investors. All of the investors in the Private Placement are institutional and accredited investors and all, except two of the investors, are also qualified institutional buyers (“QIBs”).7 None of the investors need the protections of the registration requirements

[4]	Rule 155 Release at 8888. Omitted footnote 17 references a 1933 release and omitted footnote 18 states as follows:

Integration of an offering for which a private offering exemption is claimed with another offering (or offerings) would result in the loss of an exemption for one or more of the offerings unless an exemption is available for the integrated offering.

[5]	Release No. 8828 at 45,130.

[6]	Rule 155 Release at 8891.

[7]	The institutional investors that are not QIBs have $60 million and $90 million of assets under management, respectively.

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

of the Act. Through investor presentations conducted by the Corporation and its financial advisor,8 the investors understood clearly that the offering was not a registered offering, and represented in the Acquisition Agreements, among other things, that their “decision to enter into [the Acquisition Agreement] and to purchase the Acquired Common Stock . . . was based on the Investor’s or its adviser’s independent analysis of the merits and risks of an investment in the Acquired Common Stock.”
     The two groups of investors that have each agreed to acquire shares that will represent approximately 24% (collectively, approximately 49%) of the Corporation’s outstanding shares after the completion of the Private Placement and the conversion into common stock of the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G (the “Series G Preferred Stock”), conducted due diligence, which included the review of independent non-public evaluations of the Corporation’s loan portfolio, and negotiated significant protections in their Acquisition Agreements. The Acquisition Agreements that the Corporation executed with the other investors are substantially the same as the Acquisition Agreements with the largest investors. Not only do the Acquisition Agreements include the Corporation’s representations and warranties as to many different aspects of its business, but the agreements also limit the Corporation’s conduct of business between the signing of the agreements and the closing of

[8]	The Corporation did not prepare an offering memorandum to deliver to potential investors in the Private Placement. Instead, the Corporation and Sandler used an investor slide presentation to market the private offering of our common stock. This presentation, which was updated periodically between March and June 2011, provided detailed financial information to potential investors. (This presentation was furnished as Exhibit 99.2 to a Current Report on Form 8-K filed on June 29, 2011.) In the public offering, the preliminary prospectus included in the Registration Statement was delivered to potential investors to market the offering of our common stock.

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

the Private Placement. Furthermore, the largest investors have the right to appoint directors to the Corporation’s Board of Directors and anti-dilution rights that enable them to acquire additional shares to maintain their percentage interests when the Corporation sells additional equity; they also have obligated the Corporation to, among other things, elect a new chairman of the Board who satisfies certain requirements.
     The investors understand that the Private Placement is critical to the Corporation’s financial condition and prospects. Completion of the Private Placement will protect the Corporation’s existing stockholders by enabling the Corporation to raise much needed capital and to comply with the consent agreement that the Corporation’s wholly owned subsidiary, FirstBank Puerto Rico, entered into with the Federal Deposit Insurance Corporation and the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico and the written agreement that the Corporation entered into with the Board of Governors of the Federal Reserve System in June 2010 (the “Regulatory Agreements”).
     As noted in the First Response Letter, in the Spring of 2010, the Corporation’s financial advisors began discussing with potential investors a private placement to protect the Corporation from future losses. However, after executing the Regulatory Agreements, the Corporation’s capital raising efforts were also intended to enable FirstBank Puerto Rico to achieve over time various capital ratios required by the Regulatory Agreements. The size of the offering changed over time as well. In June 2010, the Corporation issued the Series G Preferred Stock in exchange for the Fixed Rate Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”), that the

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

United States Department of the Treasury (the “U.S. Treasury”) bought in January 2009. Since the terms of the Series G Preferred Stock provided that the Corporation could compel the conversion into common stock of the Series G Preferred Stock if the Corporation issued $500 million of common stock, the Registration Statement initially provided for an offering of $500 million of common stock. Subsequently, the U.S. Treasury agreed that the Corporation could compel the conversion of the Series G Preferred Stock into common stock if it sold $350 million of equity. In March 2011, the Corporation submitted an updated capital plan to its regulators that contemplated an equity offering of $350 million (as well as certain other strategies), and it and its financial advisor began marketing efforts in earnest to sell common stock privately. In May 2011, the Board concluded that a sale of a minimum of $500 million of common stock would enhance the Corporation’s ability to achieve its objectives.
     The Corporation explained in the proxy statement for the Special Meeting of Stockholders to approve the issuance of shares to the investors in the Private Placement that it had not completed the public offering “mainly because of investor concerns about asset quality, the viability of core earnings potential and the Puerto Rico economy.” The investors in the Private Placement were able to examine the concerns about asset quality more fully through access to analyses of the Corporation’s loan portfolio that were conducted by independent third parties. In addition, the Corporation’s financial condition and prospects improved during 2011, as follows:

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

•	On December 8, 2010, the Corporation announced that it had signed a letter of intent to sell a portfolio of loans, which consisted mainly of adversely classified loans. In February 2011, the Corporation completed the sale, selling loans with an unpaid principal balance of $510.2 million and having a book value of $483.9 million before the charge-off taken to properly record the loan pool as held for sale as of December 31, 2010, for $272.2 million to a joint venture in which the Corporation has a 35% equity interest.

•	The Corporation significantly deleveraged its balance sheet between December 31, 2009 and December 31, 2010, which resulted in a decrease in assets from $19.6 billion to $15.6 billion and a decrease in loans held for investment from $13.4 billion to $11.1 billion. The deleveraging continued in the first half of 2011 with sales of over $500 million of mortgage loans and the sale of over $550 million in investment securities.

•	The Corporation’s earnings prospects improved because of the sale of the adversely classified loans and the lower level of migration of loans to non-performing loans, resulting in a lower level of reserves and charge-offs.

•	Although Puerto Rico entered its sixth-straight year of economic recession in March 2011, some improvement in Puerto Rico’s economy was suggested by the increase of 7.7% in cement sales during the five-month period ended May 31, 2011 as compared to the same period in 2010, since cement sales are an indicator of construction

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

activity.

•	In March 2011, the Puerto Rico Planning Board announced the release of Puerto Rico’s macroeconomic data for the fiscal year ending on June 30, 2011 and for the fiscal year ending on June 30, 2012, which showed a reduction in the real gross national product of 1.8% for fiscal 2011 but an increase of 0.7% for fiscal 2012.
     We believe that Release No. 8828 and CDI 139.25 are applicable to the Private Placement and that the pending Registration Statement does not foreclose the availability of Section 4(2) because of the pre-existing relationships between the Corporation or its financial advisors and the investors. Although we do not believe that an integration analysis is required based on CDI Question 139.25 as well as under the Corporation’s circumstances, given Comment No. 1 in the Staff’s Second Comment Letter, there follows our analysis of the five factors identified by the Commission in Regulation D, Rule 502:
(1) Whether the offerings9 are part of a single financing plan. As discussed above, the Corporation has been trying to raise equity since the Spring of 2010 for various reasons. Initially, it was seeking to raise equity because it believed it needed the equity to protect it from additional losses. After it and FirstBank Puerto Rico executed the Regulatory Agreements, the Corporation’s goal was to raise equity also to achieve the capital ratios required by the regulators. Then, when the U.S. Treasury agreed in July 2010 to exchange

[9]	Rule 502(a) uses the term “sales” instead of “offerings,” suggesting that integration should not apply to abandoned offerings despite the Commission’s use of the term “offerings” in Securities Act Release No. 33-455, “Final Rule: Nonpublic Offering Exemption” (Nov. 6, 1962).

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

the Series F Preferred Stock for Series G Preferred Stock, the capital raise was also intended to permit the conversion of the Series G Preferred Stock into common stock. Although the Corporation abandoned efforts to raise capital privately and filed the Registration Statement in September 2010, it continued to need to sell equity. Similarly, when it stopped marketing efforts to complete a public offering and recommenced efforts to complete a private placement, the Corporation still needed to sell equity.
(2) Whether the offerings have the same general purpose. As discussed above, the purpose and amount of the capital raise changed over time. Prior to June 2010, the Corporation sought to sell equity to protect it from further losses. Since agreeing to the Regulatory Agreements in June 2010, the Corporation has needed to sell equity to improve its capital ratios and comply with the terms of the Regulatory Agreements. The amount of equity that the Corporation has wanted to sell was influenced by the amount necessary to compel the conversion of the Series G Preferred Stock into common stock, which was $500 million from July 2010 until early December 2010, when the U.S. Treasury agreed that a capital raise of $350 million would enable the Corporation to compel the conversion of the Series G Preferred Stock. After the Corporation determined to recommence the private offering of common stock, the purpose of the private offering was expanded to raise $500 million of equity rather than the $350 million contemplated by the December 2010 amendment to the Registration Statement. This increase was based on the Board’s conclusion that the higher amount would enhance the Corporation’s ability to achieve its objectives. In our view, the sale of $350 million of common stock pursuant to the Registration Statement is a different

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

offering from the offer of $500 million shares of common stock at $3.50 per share in the Private Placement, not only because of the amount involved but also because the investors in the Private Placement had the ability to access nonpublic information and obtained under the Acquisition Agreements other rights and protections that were not offered in the public offering.
(3) Whether the offerings involve the securities of the same class. The Registration Statement and the private placement both involve common stock.
(4) Whether the offerings were made at or about the same time. The Corporation stopped efforts to market the sale of common stock under the Registration Statement in December 2010. Although conversations with some potential investors began in January 2011, the Corporation’s marketing efforts began in earnest in March 2011. The Corporation’s private placement efforts succeeded after Thomas H. Lee Partners, L.P. (“THL”) signed its Acquisition Agreement on May 31, 2011. The Corporation offered to sell shares to additional investors under the same terms as the Acquisition Agreement with THL. Accordingly, the Corporation’s marketing efforts to sell shares publicly were at a different time from its marketing efforts to sell shares privately.
(5) Whether the securities were sold for the same type of consideration. No shares were sold under the Registration Statement but both the offer under the Registration Statement and the offer in the Private Placement sought cash consideration.
For the foregoing reasons, we believe that the sale of common stock in the Private

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

Placement should not be integrated with the abandoned public offering under the Registration Statement. The investors in the Private Placement do not need the protections of the registration requirements of the Act.
2.	It appears based on your response to comment 1 in our letter dated August 30, 2011 that the sales to THL, Oaktree and the other institutional investors are being conducted in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. Please tell us why the last full paragraph on page 4 of your response letter refers to Regulation S. If you intend to rely on that exemption, please provide us with your analysis explaining its applicability in the context of the offers and sales to the investors. In addition, provide us with copies of the private placement memorandum and/or other soliciting materials used in connection with the offers and sales to THL, Oak Tree and the other institutional investors.
Response: The private placement is being done in reliance upon Section 4(2) under the Act. Although the Acquisition Agreements include the reference to Regulation S that was included in the First Response Letter, most of the investors in the Private Placement are QIBs and all of the investors are accredited investors.
     As previously noted, the Corporation did not prepare an offering memorandum for the Private Placement. The Corporation filed a Current Report on Form 8-K on June 29, 2011 that included, pursuant to Item 7.01, the June 2011 slide presentation that the executive officers of the Corporation used to sell common stock, which was furnished as Exhibit 99.2 to the Form 8-K. The June 2011 slide presentation is not significantly different from investor presentations that the Corporation

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

used in March, April and May 2011, which were updated as needed. No proposed terms of an offering were included in a presentation until May and the terms in the presentations in May differ from the June 2011 materials as a result of changes in the market price of the Corporation’s common stock. We would be happy to provide supplementally copies of the other six presentations at your request.
3.	We note that the August 23, 2011 special meeting was adjourned to September 9, 2011 to provide the company with additional time to solicit proxies from its stockholders to establish a quorum. It appears that the adjournment was an inappropriate use of discretionary authority under Rule 14a-4(c). Please revise the registration statement to include a risk factor addressing any material risks related to the inappropriate use of discretionary authority.
Response: The Corporation does not believe that the voting by the proxy holders of the proxies in favor of the unforeseen proposal to adjourn the Special Meeting in order to secure a quorum was an inappropriate use of discretionary authority under Rule 14a-4(c) for the following reasons:
•	Under the Corporation’s By-laws, the procedural question of whether to adjourn the Special Meeting due to a lack of a quorum was required to be put to a stockholder vote. Section 8 of the By-laws provides as follows:
Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares is

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice;
•	The Corporation’s proxy card made it clear that the stockholders, in granting their proxies, were giving the proxy holders discretionary authority to vote on “[s]uch other matters that may properly come before the meeting or any adjournment thereof.” Because the Corporation’s stockholders’ meeting was a special meeting, no substantive business not included in the Notice of the Special Meeting could properly come before the Special Meeting, leaving only procedural issues, such as adjournments, as additional matters that might properly be voted on by the stockholders at the Special Meeting and, thus, covered by the stockholders’ grant of discretionary authority to the proxy holders to vote on such a matter. Indeed, in the absence of a quorum at the initial session of the Special Meeting, the only procedural matter that could be voted on was the motion to adjourn;

•	Rule 14a-4(c)(7) clearly provides that a proxy may confer discretionary authority to proxy holders to vote on “[m]atters incident to the conduct of the meeting.” Given the lack of a quorum, the only business that could be conducted at the initial session of the Special Meeting was a stockholder vote to adjourn the Meeting in order to secure a quorum;

•	The Corporation’s Board of Directors, on whose behalf the proxies were solicited, did not know that it would be necessary to adjourn the Special Meeting in order to achieve the requisite quorum. The Corporation did not contemplate that it would need to adjourn the Special Meeting at the time it prepared and mailed the proxy statement and proxy card.

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

In fact, given that brokers often submit their proxy cards at the last minute before a stockholders’ meeting when they need to receive voting instructions from beneficial owners of the common stock, the Corporation did not determine that it would not have a quorum until the Special Meeting on August 23, 2011. As disclosed in the Corporation’s DEFA14A filed on August 24, 2011, the Corporation was close to achieving a quorum for the Special Meeting given that approximately 46% of the shares of common stock outstanding had been voted as of 10 a.m. on August 23, 2011, the scheduled time for the Special Meeting set forth in the proxy statement. Moreover, at that time, votes had been cast in favor of management’s proposal by approximately 92% of the shares that had been voted, with only approximately 7% voting against and approximately 2% abstaining;

•	Rule 14a-4(c)(3) provides that a proxy may confer discretionary authority to proxy holders to vote on unforeseen matters as follows:
For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.
•	The Corporation’s proxy statement and proxy card made it clear that the proxies could be used at an adjournment of the Special Meeting, and, in the absence of a quorum, the only business that could be conducted at the initial session of the Special Meeting was a stockholder vote to adjourn; and

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

•	Rule 14a-4(d)’s prohibition regarding the authority that may be conferred by a proxy has an exception in subsection (d)(4) for “matters referred to in paragraph (c) of this rule,” including subsections (c)(7) and (c)(3).
             A Rule 14a-4(c) concern might arise if an issuer were confronted with a situation in which a quorum was present at a stockholders’ meeting, but the stockholder vote appeared to be going against management’s proposal. In such a case, the proxy holders’ use of their discretionary authority to vote for adjournment in an effort to turn the vote around would not be a “matter incident to the conduct of the meeting” within the meaning of Rule 14a-4(c)(7).
             By contrast, in our situation, a quorum was not present to conduct any business at the Special Meeting, other than a stockholder vote to adjourn, and, therefore, the adjournment vote was clearly a matter incident to the conduct of the Special Meeting. Moreover, the adjournment vote was solely incident to the conduct of the Special Meeting because management’s proposal to be voted on would have won overwhelmingly if voted on at 10 a.m. on August 23, 2011, the time of the initial Special Meeting session, had a quorum been present; management’s additional solicitation efforts were to send letters to record holders encouraging them to vote and to encourage banks, brokers and other nominees to impartially seek instructions from their beneficial owners, as provided in Rule 14a-2(a)(1); and the management proposal won overwhelmingly (92.1% For, 6.5% Against, and 1.5% Abstain) at the reconvened Special Meeting.
             Even if the proxy holders were somehow prohibited by Rule 14a-4(d) from exercising discretionary authority to vote the proxies for the adjournment of the Special Meeting,

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

stockholder vote to adjourn would still be valid under the proxy rules, the Corporation’s By-laws, and Puerto Rico law. As noted above, Section 8 of the Corporation’s By-laws provides that “[i]f less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.” Therefore, for purposes of the By-laws, as well as Puerto Rico law, stockholder vote to adjourn the Special Meeting required the affirmative vote of “a majority of the shares so represented,” with the term “so represented” referring to the shares “entitled to vote, represented in person or by proxy.” If the shares represented by proxies were not “entitled to vote,” or otherwise not “represented . . . by proxy,” at the Special Meeting due to a possible Rule 14a-4 concern, then the only shares that were “entitled to vote” on the motion to adjourn were those “represented in person.” Since the Corporation’s records show that none of the record holders that were “represented in person” at the Special Meeting voted against the adjournment, the stockholder vote to adjourn carried, without regard to any possible Rule 14a-4 concerns regarding the proxy holders’ exercising discretionary authority to vote shares for adjournment.
          Thus, in all events, the Special Meeting was properly adjourned. Accordingly, we do not believe that, in our situation, a risk factor relating to the use of discretionary authority to adjourn the Special Meeting would be warranted or appropriate in the registration statement.
Exhibits
4.	Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after

Michael R. Clampitt
U.S. Securities and Exchange Commission
September 28, 2011

reviewing these exhibits.
Response: The Corporation plans to file the remaining exhibits as soon as possible.
* * * * *
       We acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours, Lawrence Odell Executive Vice President and General Counsel
cc:	Linda L. Griggs, Esq.
Attachment